FORM 8

NOTICE OF PROPOSED PROSPECTUS OFFERING

Please complete the following:

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer").

Trading Symbol: TNT

Date: September 28, 2022

Is this an updating or amending Notice:	 Yes	☑ No

If yes provide date(s) of prior Notices: N/A.

Issued and Outstanding Securities of Issuer Prior to Proposed Prospectus Offering: 99,544,183 common shares of the Issuer (the "Shares").

Date of News Release Announcing Proposed Prospectus Offering: September 28, 2022. (or provide explanation if news release not disseminated yet and expected date or circumstances that are expected to trigger news release dissemination)

1. Prospectus Offering

1. Description of securities to be issued:

(a) Class Offering of units of the Issuer (each, a "Unit"), each Unit consisting of one Share and one Share purchase warrant (each, a

"Warrant").

(b) Number Minimum offering (the "Minimum Offering") of ● Units and a maximum offering of ● Units (the "Maximum Offering" and collectively with the Minimum Offering, the "Offering") (up to ● Units if the Over-Allotment Option (as defined herein) is exercised in full). The Issuer has granted the Agent (as defined herein) an over- allotment option (the "Over-Allotment Option") to arrange for the sale of up to an additional 15% of the Units at the Offering Price (as defined herein), which Over-Allotment Option is exercisable in whole or in part, at the sole discretion of the Agent, by giving written notice of the exercise of the Over-Allotment Option to the Company at any time up to 48 hours prior to the closing of the Offering.

(c) Price per security To be determined in the context of the prevailing market price of the Shares (the "Offering Price").

FORM 8 NOTICE OF PROPOSED PROSPECTUS OFFERING January 2015 Page 1

(d) Voting rights Each Share is entitled to one vote.

2. Provide details of the net proceeds to the Issuer as follows:

(a) Per security: C$● per Unit.

(b) Aggregate proceeds: Up to C$● in the case of the Minimum Offering and up to C$● in the case of the Maximum Offering (up to C$● if the Over-Allotment Option is exercised in full).

3. Provide description of any Warrants (or options) including:

(a) Number Up to ● Warrants in the case of the Minimum Offering and up to ● Warrants in the case of the Maximum Offering (up to ● Warrants if the Over-Allotment Option is exercised in full).

(b) Number of securities eligible to be purchased on exercise of Warrants (or options) Up to ● Shares in the case of the Minimum Offering and up to ● Shares in the case of the Maximum Offering (up to ● Shares if the Over-Allotment Option is exercised in full).

(c) Exercise price C$● per Warrant, subject to adjustment in certain events.

(d) Expiry date The date that is 24 months following the closing of the Offering.

(e) Other significant terms N/A.

4. Provide the following information if debt securities are to be issued:

(a) Aggregate principal amount N/A.

(b) Maturity date N/A.

(c) Interest rate N/A.

(d) Conversion terms N/A.

(e) Default provisions N/A.

5. Details of currently issued and outstanding shares of each class of shares of the Issuer: The authorized share capital of the Issuer consists of an unlimited number of Shares without par value. All of the authorized Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each Share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of the Issuer, in its discretion, out of funds legally available therefore. Upon liquidation, dissolution or winding up of the Issuer, shareholders are entitled to receive pro rata the assets of the Issuer, if any, remaining after payments of all debts and liabilities. No Shares have been issued subject to call or assessment. There are no pre-emptive, conversion or exchange rights and no provisions for redemption, retraction, purchase for cancellation, surrender, or sinking or purchase funds. There are no provisions restricting the issuance of additional Shares or requiring a shareholder to contribute additional capital. .

FORM 8 NOTICE OF PROPOSED PROSPECTUS OFFERING January 2015 Page 2

6. Describe any unusual particulars of the offering (i.e. tax "flow through" shares, special warrants, etc.). N/A.

7. Provide details of the use of the proceeds: The Issuer intends to use the net proceeds of the Offering for (i) business development and expansion in China, (ii) business expansion to North America, (iii) business expansion to Europe, and (iv) working capital and general corporate matters..

8. Provide particulars of any proceeds of the offering which are to be paid to Related Persons of the Issuer: N/A.

9. Provide details of the amounts and sources of any other funds that will be available to the Issuer prior to or concurrently with the completion of the offering: N/A.

10. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the offering (including warrants, options, etc.):

(a) Details of any dealer, agent, broker, finder or other person receiving compensation in connection with the offering (name, address, beneficial ownership where applicable) Research Capital Corporation, 1075 W. Georgia Street, Suite 1920, Vancouver, BC,

Canada V6E 3C9 (the "Agent").

(b) Cash An aggregate cash fee equal to 7.5% of the gross proceeds of the Offering ("Agent's Fee"). .

(c) Securities Such number of broker warrants ("Broker Warrants") as is equal to 7.5% of the number of Units issued and sold by the Issuer pursuant to the Offering.

FORM 8 NOTICE OF PROPOSED PROSPECTUS OFFERING January 2015 Page 3

(d) Other The issuer will be responsible for all reasonable expenses related to the Offering up to an agreed amount.

(e) Expiry date of any options, warrants etc. Each Broker Warrant will be exercisable for a period of 24 months following the closing date of the Offering to acquire one Share of the Issuer.

(f) Exercise price of any options, warrants etc. C$⚫ per Broker Warrant, subject to adjustment in certain events.

9. State whether the sales agent, broker, dealer, finder, or other person receiving compensation in connection with the offering is a Related Person of the Issuer with details of the relationship: N/A.

10. Provide details of the manner in which the securities being offered are to be distributed. Include details of agency agreements and sub-agency agreements outstanding or proposed to be made including any assignments or proposed assignments of any such agreements and any rights of first refusal on future offerings: The Offering is made on a commercially reasonable "best efforts" agency basis without underwriter liability pursuant to the terms and conditions of an agency agreement (the "Agency Agreement") to be entered into between the Issuer and the Agent. The Units will be offered in the provinces of Alberta, British Columbia, Ontario and Québec, through the Agent, its affiliates and such other registered dealers as may be designated by the Agent. Under the terms of the Agency Agreement, the obligations of the Agent may be terminated at its discretion on the basis of "disaster out", "regulatory out", "market out", "due diligence out", "material change out" and "breach out" and may also be terminated upon the occurrence of certain stated events. The Agency Agreement also provides that the Issuer will indemnify the Agent and its respective directors, officers, partners, shareholders, agents, employees and controlling persons against certain liabilities and expenses, including, as the case may be, liabilities under Canadian securities legislation.

11. Attach any term sheet, engagement letter or other document setting out terms, conditions or features of the proposed offering. Term sheet attached herewith.

FORM 8 NOTICE OF PROPOSED PROSPECTUS OFFERING January 2015 Page 4

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 8 Notice of Proposed Prospectus Offering is true.

Dated September 28, 2022.

Johnson Joseph Name of Director or Senior Officer (Signed) Signature President Official Capacity

FORM 8 NOTICE OF PROPOSED PROSPECTUS OFFERING January 2015 Page 5

SCHEDULE B

TERM SHEET - PROPSECTUS OFFERING OF COMMON SHARES

A preliminary short form prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in British Columbia, Alberta, Ontario, and Quebec. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. Copies of the preliminary short form prospectus may be obtained from Research Capital Corp., Attention: Savio Chiu: schiu@researchcapital.com). The preliminary prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

"COMMERCIALLY REASONABLE BEST EFFORTS" OFFERING OF COMMON SHARES BY

WAY OF SHORT FORM PROSPECTUS

Issuer:	Tenet Fintech Group ("Tenet" or the "Company").
Gross Proceeds:	Minimum $20,000,000 and up to a maximum of $30,000,000.
Offering:	Short-form prospectus offering (the "Offering") of Common Shares ("Common Shares").
Offering Price:	$● per Common Share.
Agents' Option:

The Company will grant the Agents an option (the "Agents' Option") exercisable at any time up to and including the Closing to increase the size of the Offering by up to 15% in Common Shares by giving written notice of the exercise of the Agents' Option, or a part thereof, to the Company at any time up to 48 hours prior to Closing

Offering Jurisdictions:	British Columbia, Alberta, Ontario, Quebec, the United States and such other jurisdictions as the Agents and the Company may agree.
Compensation:

At Closing, the Company will pay to the Agents a cash commission of 7.5% of the aggregate gross proceeds arising from the Offering (the "Commission"), such Commission also being applicable on gross proceeds arising from the exercise of the Agents' Option, where such exercise occurs. In addition, and subject to regulatory approval (where any such approval is required), the Agents will receive options (the "Broker Warrants") exercisable at the Offering Price at any time up to 24 months following Closing to purchase Common Shares of the Company in an amount equal to 7.5% of the number of Common Shares sold in connection with the Offering, including the amount subscribed for pursuant to the exercise of the Agents' Option, where any such exercise occurs.

Agents:

Research Capital Corporation (the "Agent") as lead agent and sole bookrunner, and including such other selling group or syndicate members as may be determined to the mutual satisfaction of the Agents and the Company. All references to "Agents" herein shall be deemed to include Research Capital Corporation and any and all such other selling group or syndicate members, unless indicated otherwise.

www.researchcapital.com
1920 - 1075 W. Georgia St., Vancouver, BC V6E 3C9 T. (604) 662-1800 F. (778) 373-4101

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, DPSPs, and TFSAs.
Listing:

The Common Shares currently trade on the Canadian Securities Exchange (the "CSE") under the symbol "PKK". Closing of the Offering will be subject to the receipt of all necessary corporate and regulatory approvals, including the conditional approval of the CSE for the Offering prior to the Closing Date.

Use of Proceeds:	Expansion, working capital and general corporate purposes.
Closing Date:	October 21, 2022 or such other date as the Agents and the Company agree.

www.researchcapital.com
1920 - 1075 W. Georgia St., Vancouver, BC V6E 3C9 T. (604) 662-1800 F. (778) 373-4101